Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-269296

GS Finance Corp. $3,044,000 Autocallable Contingent Coupon Equity-Linked Notes due 2027 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $3,044,000 principal amount of notes that were offered on May 16, 2022, as described in the accompanying prospectus supplement no. 6,410 dated May 16, 2022.

The current Bloomberg ticker for the common stock of Apple Inc. was incorrectly stated on page S-3 of the accompanying prospectus supplement no. 6,410 dated May 16, 2022. The current Bloomberg ticker for the common stock of Apple Inc. is “AAPL UW” and this current Bloomberg ticker reference corrects and replaces the incorrect reference on page S-3 of the accompanying prospectus supplement no 6,410 dated May 16, 2022.

You should read the additional disclosure in the accompanying prospectus supplement no. 6,410 dated May 16, 2022 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-20 of the accompanying prospectus supplement no. 6,410 dated May 16, 2022.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus supplement No. 6,410 Addendum dated April 6, 2023

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below.  This prospectus supplement addendum constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

●Prospectus supplement no. 6,410 dated May 16, 2022

●Prospectus supplement dated February 13, 2023

●Prospectus dated February 13, 2023

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  For the avoidance of doubt, please note that in the accompanying prospectus supplement no. 6,410 dated May 16, 2022, all references to the prospectus supplement dated March 22, 2021 should instead refer to the accompanying prospectus supplement dated February 13, 2023 and all references to the prospectus dated March 22, 2021 should instead refer to the accompanying prospectus dated February 13, 2023. In addition, some of the terms or features described in the listed documents may not apply to your notes.